May 15, 2007

United States

SECURITIES AND EXCHANGE COMMISSION

Attn: William Choi

Division of Corporate Finance

Washington, D.C. 20549-0404

Dear Mr. Choi

Re: Melt – Inc Letter dated May 4, 2007

Form 10-KSB for the Fiscal Year Ended December 31, 2006

Consolidated Statement of Operations, page F-5

SEC Comment 1) We note that you sold all three of your company operated stores during the fiscal 2006. We also note that you intend to cease managing the construction of your stores and transition that responsibility to franchisees. Please provide us with the following information regarding those activities:

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Considering (a) you no longer own any company operated stores and (b) you reflect the operating results of the two company operated Villa Melt stores in discontinued operations, please tell us why you do not reflect the company operated store sold on May 28, 2006 in discontinued operations under SFAS 144 and EITF 03-13. Please also tell us the relationship you have with the store subsequent to the sale, including whether or not you still collect royalties and other franchise fees from that store; and

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Since it appears that the operations and cash flows of your store construction activities can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the company, please tell us why you do not reflect your store construction activities in discontinued operations under SFAS 144 and EITF 03-13. If you intend to include those activities in discontinued operations once you complete construction of the remaining stores to which you are committed, please revise your disclosures in future filings accordingly.

Melt Response: As it relates to company operated stores compared to those of Villa Melt, Villa Melt was a joint venture in which we owned a 50% stake. Upon the sale of the joint venture to the other owner, our financial interest in the two stores that were owned by Villa Melt ended and we no longer receive royalties, marketing funds, fees or any other revenue from these two locations. In addition, these stores do not operated as Melt branded stores. In comparison, the company maintains a franchise agreement with the previously operated store which was sold on May 28, 2006 and continues to receive royalty revenue, food and supply sale revenue and marketing revenue from the franchisee that are considered to be direct cash inflows. In addition, the company is also involved in the on-going training in that store, as with any other franchised location, which we consider to be continuing involvement in its operation. As such, we believe classification as a discontinued operation would not be appropriate.

As it relates to our store construction activities, we intend to cease all store construction activities by September 30, 2007, when we will have completed construction on all remaining franchise locations currently under construction. At that point, we will consider store construction activities as discontinued operations and will update our disclosure accordingly.

SEC Comment 2) We note your presentation of “gain on sale of a corporate owned store” in revenues. Since you are not in the business of selling stores, we do not believe this amount should be recorded as revenue. Based upon your conclusions regarding discontinued operations presentation from our comment above, we believe this amount should be reflected within discontinued operations or as other income. Either revise your filing accordingly or tell us why you believe your presentation is appropriate.

Melt Response: We believe that our presentation is appropriate because we reasonably believe that we will have future gain on sale of corporate owned stores in our revenue. We believe that as we open up new markets, we might be required to open the first store in the market as a company operated store in order to generate franchisee lead flow. As soon as practical, we will sell the store potentially at a gain. Our intent is not to operate the store as a matter of our business, we will simply have to do that in order to gain franchise sales. As such, we do not believe this is a discontinued operation item and is revenue generated in our normal operations and will be happening again.

Note 4- Commitments and Contingencies, page F-18

SEC Comment 3) Please tell us how you account for your consumer price index (CPI) clause in your operating leases. If, as we assume, the CPI currently in effect was taken into account in computing your minimum lease payments and the minimum lease payments are recognized on a straight line basis over the minimum lease term, the footnote should state so. If our assumption is incorrect, please tell us how your accounting complies with SFAS 13, FTB 85-3 and FTB 88-1.

Melt Response: We do consider the current CPI in computing our minimum lease payments and lease payments are recognized on a straight line basis over the minimum lease term in accordance with paragraph 15 of SFAS 13. We will update our footnote starting with the 10-QSB for the period ending June 30, 2007 to clearly indicate this fact.

Note 10 – Subsequent Events, page F-22

SEC Comment 4) We note that five franchisee locations elected to terminate their franchise agreement during the first quarter of fiscal 2007. Please tell us how you accounted for the initial franchise fees collected from these franchisees. If you recognized those fees as revenues during fiscal 2007, please justify your accounting treatment. Additionally, please tell us and disclose in future filings the nature of the bad debt expense line item in your statements of operations. In doing so, tell us whether bad debt expense relates primarily to franchise fee terminations or to write off accounts receivable for food and beverage sales to franchise stores.

Melt Response: As it relates to the five franchisee locations that elected to terminate their franchise agreement, previously deferred franchise fee revenue of two of the agreements were taken into income during the quarter ended March 31, 2007 as we have completed our obligation to the franchisee as required by the Uniform Franchise Offering Circular (UFOC) and there are no other material conditions or obligations related to substantial performance. Per the UFOC, initial franchise fees are non refundable and if the franchisee terminates the franchise agreement there is no additional work required to be performed. The franchisee fee collected for the other three locations remain in deferred income. One is a disputed location and we are currently in arbitration with this franchisee, while the other two remain in deferred income as the franchisee is looking for additional locations. We will take these fees into income when the new locations commence operations.

Our bad debt expense relates primarily to receivables for food and beverage sales, royalties, and construction receivables due from franchisees. In our future filings, we will expand our disclosure of our bad debt expense.

Exhibit 31.1 and 31.2

SEC Comment 5) We reissue comment 11 from our comment letter dated December 29, 2006. In future 10-KSB and 10_QSB filings, please exclude the words “annual” or “quarterly” from paragraphs two and three of your certifications and reference only the “report”. The certification should be worded exactly as set forth in Item 601(b)(31) of Regulation S-B.

Melt Response: In future filings we will word the certifications per Item 601 (b) (31) of Regulation S-B.

Should you have any questions or further comments, please do not hesitate to contact me at (949) 707 0456 ext 108.

Sincerely,

/s/ Scott M. Miller

Scott M. Miller

EVP and CFO

Melt Inc

Cc Clive Barwin

Jeff Jones, HJ & Associates
Bill MacDonald, Clark Wilson, LLP